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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66189

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wescom Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 S. Marengo Avenue
(No. and Street)

Pasadena	**California**	**91101**
(City)	(State)	(Zip Code)

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Pipes, President/CEO **(626) 535 1000 Ext 8610**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

2001 S. Barrington Ave., Ste. 303	**Los Angeles,**	**CA**	**90025**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1
AB 3/9

OATH OR AFFIRMATION

I, Keith Pipes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wescom Financial Services, LLC** as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.


LINDA M. SAM
Commission # 1424690
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wescom Financial Services, LLC
(A Wholly Owned Subsidiary of Wescom Holdings, LLC)
Financial Report
December 31, 2006

TABLE OF CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wescom Financial Services, LLC
Pasadena, California

We have audited the accompanying statement of financial condition of Wescom Financial Services, LLC as of December 31, 2006 and the related statements of income, membership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wescom Financial Services, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Los Angeles, California
February 7, 2007
wesins.la.ann.fs-cuso.06.nh

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	1,951,886
Accounts receivable		316,747
		2,268,633
Investment in CUSO Financial Services, LP		1,960,879
Prepaid expenses		50,951
Property and equipment		36,486
	$	4,316,949

LIABILITIES AND MEMBERSHIP CAPITAL

Current liabilities:		
Accounts payable and other liabilities	$	449,329
Membership capital		3,867,620
	$	4,316,949

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission income	$ 6,350,085
Other income	1,074,934
Total revenue	7,425,019
Expenses	
Compensation and related benefits	1,961,343
Commissions	2,455,744
Clearing and execution fees	948,844
Operations	363,063
Other operating expenses and losses	66,746
Marketing and promotions	32,122
Professional and outside services	22,161
Total expenses	5,850,023
Net income	$ 1,574,996

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, December 31, 2005	$ 3,292,624
Distribution to parent	(1,000,000)
Net income	1,574,996
Balance, December 31, 2006	$ 3,867,620

The accompanying notes are an integral part of this statement.

WESCOM FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 1,574,996
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	7,097
Equity in earnings from investment in CUSO Financial Services, LP	(499,540)
Increase in accounts receivable and prepaid expenses	(95,977)
Increase in accounts payable and other liabilities	89,506
Net cash provided by operating activities	1,076,082
Cash flows from investing activities	
Distribution received from CUSO Financial Services, LP	275,510
Purchases of property and equipment	(43,583)
Net cash provided by investing activities	231,927
Cash flows from financing activities	
Distribution to parent	(1,000,000)
Increase in cash and cash equivalents	308,009
Cash and cash equivalents, beginning of year	1,643,877
Cash and cash equivalents, end of year	$ 1,951,886

The accompanying notes are an integral part of this statement.

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Wescom Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Wescom Holdings, LLC (the Parent) that is a wholly owned subsidiary of Wescom Credit Union. The Company was established primarily to provide brokerage services to members of Wescom Credit Union.

The Company received approval from the National Association of Securities Dealers, Inc. to operate as a registered broker-dealer on February 7, 2004.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash and Cash Equivalents:

Cash and cash equivalents consist of non-term share deposits in Wescom Credit Union and Western Corporate Federal Credit Union, a corporate credit union. Each balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

Property and Equipment:

Property and equipment is recorded at cost and is depreciated principally under the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition:

The Company receives commission income in accordance with the terms of an agreement with their clearing agent. Commission income and related expenses are recognized on a trade date basis.

Income Taxes:

Wescom Financial Services, LLC is a single member limited liability company and as such is not subject to federal and state income tax. Income or loss from the Company is passed through to its member. The Company is, however, subject to state taxes on gross receipts.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. CUSO Financial Services, LP

The company is a limited partner in CUSO Financial Services, LP, which provides broker-dealer and investment advisory services to credit unions and credit union service organizations. The company owns 24 units, which approximates a 9.18% ownership. The investment is accounted for under the equity method of accounting.

Note 3. Property and Equipment

Property and equipment are summarized as of December 31, 2006 as follows:

Automobile	$	43,583
Accumulated depreciation and amortization		(7,097)
	$	36,486

Note 4. Employee Benefit Plans

The Company participates in Wescom Credit Union's 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Pension costs are accrued and funded on a current basis. The Company contributed $197,724 to the plan for the year ended December 31, 2006.

Note 5. Related Party Transactions

The Company is charged by the parent credit union, Wescom Credit Union, for certain expense allocations, including the cost of office space and management support. These expenses, which are included in operations, totaled $133,225 for the year ended December 31, 2006.

The Company has $720,643 on deposit with Wescom Credit Union at December 31, 2006. The balance is insured by the National Credit Union Share Insurance Fund up to $100,000.

As disclosed in Note 2, the Company owns 9.18% of CUSO Financial Services, LP. Income recognized on this investment for the year ended December 31, 2006 was $499,541.

END